Exhibit (k)(3)

Investor and Administrative Services Agreement

This Investor and Administrative Services Agreement (this “Agreement”), dated and effective as of the date(s) set out on Schedule A of this Agreement, is made by and between Fintan Partners, LLC, a Delaware limited liability company (the “Investor Services Provider”) and each registered investment company listed on Schedule A (each, a “Fund”), as such schedule may be amended from time to time by mutual agreement of the Service Provider and the relevant registered investment company.

In consideration of the mutual covenants contained in this Agreement, it is agreed that:

1.             Appointment and Duties of the Investor Services Provider.

(a)           In recognition of, among other things, the nature of each Fund’s anticipated investor base, and the expected higher level of handholding and investor services required to be provided by Fintan Partners, LLC or its delegates for the investors and their financial intermediaries relative to the services that would be required of a more institutional investor base, each Fund appoints Fintan Partners, LLC as Investor Services Provider.  In this role, the Investor Services Provider shall furnish, or arrange for others to furnish, to each Fund the investor services, personnel and facilities described on Schedule B of this Agreement (or such other services identified as to such Fund on Schedule B by mutual agreement between the Investor Services Provider and that Fund) and elsewhere in this Agreement, subject to review by and the overall control of the board of directors (the “Board” or the “Directors”) of the Fund, for the period and on the terms and conditions set forth in this Agreement.  The Investor Services Provider agrees during such period to render, or arrange for the rendering of, such services and to assume the obligations set forth in this Agreement.

(b)           The services of the Investor Services Provider to each Fund are not to be deemed to be exclusive, and the Investor Services Provider and each of its affiliates is free to render services to others.  It is understood that Directors, officers, employees and shareholders of the Fund are or may become interested in the Investor Services Provider and its affiliates, as directors, officers, members, managers, employees, partners, shareholders or otherwise, and that the Investor Services Provider and directors, officers, members, managers, employees, partners and shareholders of the Investor Services Provider and its affiliates are or may become similarly interested in any Fund as shareholders or otherwise.

(c)           The Investor Services Provider shall, upon reasonable request, make reports to the Board of its performance of obligations under this Agreement; provided that nothing in this Agreement shall be construed to require the Investor Services Provider to, and the Investor Services Provider shall not as part of its role under this Agreement, provide any advice or recommendation relating to the securities and other assets that the Fund should purchase, retain or sell, or provide any other investment advisory services to the Fund.

(d)           The Investor Services Provider is authorized by this Agreement to enter into one or more sub-administration agreements with other service providers (each a “Sub-Administrator”) pursuant to which the Investor Services Provider may obtain the services of the service providers in fulfilling its responsibilities under this Agreement.  The Investor Services Provider shall bear the fees due to any such Sub-Administrator.  Any such sub-administration agreements shall be in accordance with the requirements of the Investment Company Act of 1940 (the “Investment Company Act”) and other applicable federal and state law.

2.             Records.  The Investor Services Provider agrees to maintain and keep all books, accounts and other records of each Fund that relate to activities performed by the Investor Services Provider under this Agreement and, if required by the Investment Company Act, will maintain, keep and preserve such books, accounts and records in accordance with the Investment Company Act, including for the time periods prescribed for preserving Fund records.  The Investor Services Provider agrees that all records which it maintains for the Fund shall at all times remain the property of the Fund, shall be readily accessible during normal business hours, and shall be promptly surrendered upon the termination of this Agreement or otherwise on written request.  The Investor Services Provider shall have the right to retain copies of such records subject to observance of its confidentiality obligations under this Agreement.

3.             Independent Contractor.  For all purposes of this Agreement, the Investor Services Provider shall be an independent contractor and not an agent, employee, partner or joint venturer of each Fund, and shall, unless otherwise expressly authorized, have no authority to act for or to represent a Fund in any way.  Nothing in this Agreement shall be construed as making a Fund an employee, agent, partner or joint venturer with the Investor Services Provider or any of its affiliates.

5.             Compensation; Allocation of Costs and Expenses

(a)           As compensation for the Investor Services Provider’s performance of the services and duties contemplated in this Agreement, each Fund shall pay the Investor Services Provider an investor and administrative services fee (the “Investor and Administrative Services Fee”).  The Investor and Administrative Services Fee shall accrue monthly and be paid by the relevant Fund to the Investor Services Provider in advance, promptly after the beginning of each calendar quarter, in the amount of 1/4 of the annual rate applicable to such Fund (as set out on Schedule A) of such quarter’s beginning Managed Asset Value (as defined in the Fund’s registration statement) (calculated taking account of any subscriptions effected as of such date and not taking account of any deduction of the Fund’s investment management fee or the Investor and Administrative Services Fee).  Promptly after the beginning of each quarter, each Fund shall cause its administrator to send the Investor Services Provider a statement of the Managed Assets of the Fund for the relevant quarter to allow the Investor Services Provider to calculate its Investor and Administrative Services Fee and to draw up its invoice. The Investor Services Provider shall be free to contest data included in any such statement if, in its reasonable judgment, such data is inaccurate.  Invoices shall be sent by the Investor Services Provider to the Fund and payment of the Investor and Administrative Services Fee shall be due within fifteen (15) business days following receipt of the invoice by the Fund.  The Investor and Administrative Services Fee shall be invoiced and paid in U.S. Dollars by bank transfer to the Investor Services Provider’s bank account (as specified by the Investor Services Provider).  The Investor and Administrative Services Fee will be prorated for any period shorter than a calendar quarter, such as upon a Fund’s commencement of operations, a Fund’s termination, or the termination or amendment of this Agreement, by calculating the applicable quarter’s Investor and Administrative Services Fee with reference to the proportion of calendar days during the quarter for which the Investor and Administrative Services Fee was and was not payable, and the Investor Services Provider will promptly reimburse any excess.

(b)           The Investor Services Provider shall have no obligations under this Agreement as to any Fund expenses.  In the event that the Investor Services Provider pays any Fund expenses, the relevant Fund shall promptly reimburse it for such amounts upon request.

6.             Indemnification.  To the fullest extent permitted by law, each Fund shall indemnify the Investor Services Provider, and any partner, director, officer, employee or agent of the Investor Services Provider and any of their Affiliates (each an “Indemnified Person”) against any and all costs, expenses, losses, claims, damages or liabilities, joint or several, including, without limitation, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable fees and disbursements of counsel, accountants or other professionals incurred in connection with the investigation, defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which such Indemnified Person may be or may have been involved as a party or otherwise, or with which such Indemnified Person may be or may have been threatened, resulting in any way from the performance or non-performance of any Indemnified Person’s duties in respect of such Fund, except to the extent that any such cost, loss, claim, damage, liability or expense shall have been finally determined in a decision on the merits from which there is no further right to appeal in any such action, suit, investigation or other proceeding to have been incurred or suffered by such Indemnified Person by reason of bad faith or gross negligence  in the performance or non-performance of its duties under this Agreement (“Disabling Conduct”).  The relevant Fund shall, from time to time, advance to an Indemnified Person (to the extent the Fund has funds available and without incurring borrowing expenses for such purpose) fees, costs and expenses incurred and indemnifiable under this Section 6.  The Investor Services Provider agrees, and each other Indemnified Person shall agree as a condition of any such advance, to reimburse the relevant Fund for such advance if it is ultimately determined, as provided in this paragraph, that the Indemnified Person was not entitled to indemnification under this Section 6.  Notwithstanding anything to the contrary set forth above, the provisions of this Section 6 shall not be construed so as to relieve the Indemnified Person of, or provide indemnification with respect to, any liability (including liability under the federal securities laws) to the extent (but only to the extent) that such liability may not be waived, limited or modified under applicable law or that such indemnification would be in violation of applicable law.  The provisions of this Section 6, however, shall be construed to effectuate its purpose to the fullest extent permitted by law.

7.             Standard of Care and Liabilities.  In the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties under this Agreement, neither the Investor Services Provider nor any of the Indemnified Persons, nor any of their affiliates, executors, heirs, assigns, successors or other legal representatives (collectively, the “Affiliates”), shall be liable to any Fund for any error of judgment, mistake of law, or any act or omission by any such person relating to the services to be provided under this Agreement.  The parties to this Agreement agree that the obligations of any Fund under this Agreement shall not be binding upon any of the Fund investors or any Directors, officers, employees or agents, whether past, present or future, of the Fund, individually, but are binding only upon the assets and property of the Fund.

8.             Duration and Termination of this Agreement.

(a)           This Agreement shall become effective as to any Fund as of the date set forth as to such Fund on Schedule A, and shall remain in force with respect to such Fund for two years, and afterwards continue from year to year, but only so long as such continuance is specifically approved at least annually by (i) the Board and (ii) a majority of those Directors who are not parties to this Agreement or “interested persons” (as defined in the Investment Company Act) of any such party.

(b)           This Agreement may be terminated as to any one or more Funds at any time, without the payment of any penalty, by vote of the Directors of the Fund, or by the Investor Services Provider, upon 60 days written notice to the other party.  This Agreement may not be assigned by a party without the consent of the other party.

9.             Amendments of this Agreement; Additional Funds.  This Agreement may be amended pursuant to a written instrument by mutual consent of the parties, effective as of the date of such instrument or such other date as the parties may agree.  To add a new Fund to this Agreement, Schedule A may be amended pursuant to a written instrument by mutual consent of the Investor Services Provider and such Fund, dated and effective as to the relevant Fund on the date set forth in such Schedule A.

10.           Notices.  Except as otherwise provided in this Agreement, all notices required to be delivered under this Agreement shall be effective only if in writing and shall be deemed given by the party required to provide notice when received by the party to whom notice is required to be given and shall be delivered personally, by courier service, by email (effective only upon confirmation of receipt by the other party, which confirmation may be sent by email), or by registered mail, postage prepaid, return receipt requested, or by facsimile.  With respect to each party entitled to notice under this Agreement, notice shall be provided at the address designated for such party on Schedule A to this Agreement (or to such other address as the relevant Fund shall designate to the Investor Services Provider or as the Investor Services Provider shall designate to the Funds).

11.           Survival.  The provisions of this Agreement shall survive the termination of this Agreement with respect to any events occurring or matter arising while this Agreement was in effect.  Notwithstanding the foregoing Sections 5, 6, 7, 8, 11, 21, 13, 14, and 18 shall survive the termination of this Agreement.

12.           Severability.  If any provision of this Agreement, or the application of any provision to any person or circumstance, shall be held to be inconsistent with any present or future law, ruling, rule, or regulation of any court or governmental or regulatory authority having jurisdiction over the subject matter of this Agreement, such provision shall be deemed to be rescinded or modified in accordance with such law, ruling, rule, or regulation, and the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it shall be held inconsistent, shall not be affected by such rescission or modification.

13.           No Waiver.  No failure or delay on the part of any party to this Agreement in exercising any right, power or remedy under this Agreement shall operate as a waiver of any part of this Agreement, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise of such right, power or remedy or the exercise of any other right, power or remedy.  Any waiver granted under this Agreement must be in writing and shall be valid only in the specific instance in which given.

14.           Governing Law. The parties agree that this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of laws principles.

15.           Headings. Headings to Sections in this Agreement are for the convenience of the parties only, and are not intended to be or to affect the meaning or interpretation of this Agreement.

16.           Complete Agreement.  Except as otherwise provided in this Agreement, this Agreement, including Schedules A and B to this Agreement, constitutes the entire agreement between the parties with respect to the matters referred to in this Agreement, and no other agreement, verbal or otherwise, shall be binding upon the parties to this Agreement.

17.           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one original instrument.

18.           No Third-Party Beneficiaries.  This Agreement is not intended to and shall not convey any rights to persons not a party to this Agreement.

19.           Confidentiality.  The parties to this Agreement agree that each shall treat confidentially the terms and conditions of this Agreement and all information provided by each party to the other regarding its business and operations.  All confidential information provided by a party to this Agreement, including nonpublic personal information pursuant to Regulation S-P of the SEC, shall be used by any other party to this Agreement solely for the purpose of rendering services pursuant to this Agreement and, except as may be required in carrying out this Agreement, shall not be disclosed to any third party, without the prior consent of such providing party.  The foregoing shall not be applicable to any information that is publicly available when provided or subsequently becomes publicly available other than through a breach of this Agreement, or that is required to be disclosed by any regulatory authority, any authority or legal counsel of the parties to this Agreement, by judicial or administrative process or otherwise by applicable law or regulation.

 [Signature pages appear on Schedule A, which is part of this Agreement and follows]

SCHEDULE A:  NOTICE INFORMATION AND SIGNATURES
Notice information for the Investor Services Provider:

Fintan Partners, LLC
203 Redwood Shores Parkway, Suite 230
Redwood City, CA  94065
phone: (650) 687-3450
email: as provided from time to time
fax: (650) 618-0313

Notice information for each Fund:

Attn: [Name of Fund]
203 Redwood Shores Parkway, Suite 230
Redwood City, CA  94065
phone: (650) 687-3450
email: as provided from time to time
fax: (650) 618-0313
Signatures

Executed by each of the parties as of the effective date set out below.

Fund Name and Annual Fee Rate	Agreement or Amendment as to this Fund?	Effective Date of Agreement or Amendment; Signatures
Fintan Alternative Fixed Income Advisory Fund, LLC Annual Fee Rate: 0.50%	Agreement	Effective Date: June 5, 2015 Execution by Fund Fintan Alternative Fixed Income Advisory Fund, LLC
		By:	/s/ Josephine Cheung
		Name:	Josephine Cheung
		Title:	Treasurer and Secretary

Execution by Investor Services Provider as to such Fund

Fintan Partners, LLC

		By:	/s/ Alexander Klikoff
		Name:	Alexander Klikoff
		Title:	Senior Managing Director

This Schedule A may be amended by adding additional Schedule A pages containing information specific to such amendment such as the name of a new Fund to which this Agreement will relate and the effective date of the Agreement as to such new Fund, and executed by the Investor Services Provider and such new Fund.  Upon the duly effected termination of this Agreement as to a Fund, the Schedule A pertaining to such Fund will no longer be considered part of this Agreement.

SCHEDULE B:  INVESTOR AND ADMINISTRATIVE SERVICES
The Investor Services Provider agrees to provide the following services to each Fund that is party to this Agreement, except as otherwise agreed by the Investor Services Provider and the relevant Fund pursuant to a signed instrument that shall list the services applicable to that Fund and be attached to and considered part of this Schedule B upon its effectiveness as to the relevant Fund:

•	Coordinate Fund communications with various financial intermediaries acting on behalf of their customers, who are the Fund’s investors or prospective investors

•	Confirm that a prospective investor or its intermediary has received the offering memorandum and other appropriate documentation

•	Address prospective investor or intermediary questions on how to complete subscription documentation

•	Provide support in determinations of whether prospective investors meet investor eligibility standards and address questions on changes of investor eligibility status

•	Handle investor or intermediary communications relating to the Fund’s repurchase processes, investor requests to transfer limited liability company interests in the Fund, investors’ changes of intermediaries or custodians, complaints, questions about distributions and the Fund’s automatic dividend reinvestment plan, Fund valuations, other questions about Fund mechanics, tax forms, IRS or foreign withholding questions, investor address changes, and investor deaths, bankruptcies, or other events that may affect the legal status of the shareholder, and assist on lost shareholder searches

•	Maintain investor information, including on basic demographics and investor profiles, for the purpose of providing information to shareholders’ intermediaries, the Fund, and the Fund’s investment manager as necessary for them to provide effective customer service or meet regulatory obligations, maintain records of intermediary and investor communications, verify record ownership dates in connection with any proxy statement of the Fund

•	Intake investor and prospective investor inquires, research and respond to inquiries, exchange related correspondence, confirm investor positions, assist intermediaries with investor scripts

•	Services related to transitioning services provided by the Investor Services Provider to another service provider as reasonably requested by the Company